Katherine A. Beck

Tel 602.445.8349

Fax 602.445.8729

beckk@gtlaw.com

December 23, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F. Street, NE

Washington, D.C. 20549

Attention:	Thomas Jones / Geoff Kruczek, Legal

Charles Eastman / Andrew Blume, Accounting

Re:	Adamas One Corp. Draft Registration Statement on Form S-1 Submitted November 5, 2021 CIK No. 0001884072

Ladies and Gentlemen:

On behalf of Adamas One Corp., a Nevada corporation (the “Company”), we express our appreciation for your prompt review of the draft Registration Statement on Form S-1 (the “Draft Registration Statement”) confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) on November 5, 2021. Pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, we are concurrently herewith submitting to the Commission, on a confidential basis via EDGAR, a revised draft Registration Statement (“Amendment No. 1”), together with responses to the comment letter addressed to John G. Grdina, President and Chief Executive Officer of the Company, dated December 2, 2021 (the “Comment Letter”), provided by the staff (the “Staff”) of the Commission. Amendment No. 1 reflects revisions made in response to the Comment Letter.

The Company’s responses are indicated below, directly following a restatement of each Staff comment in bold, italicized type. The numbers of the Company’s responses coincide with the comment numbers set forth in the Comment Letter. To further facilitate the Staff’s review, we are also sending, under separate cover, a marked copy of the Draft Registration Statement showing changes to the same.

Draft Registration Statement on Form S-1 submitted November 5, 2021

General, page 1 (see disclosures on pages 1, 25, 53, and F-7)

1.	Staff Comment: We note the disclosure concerning the asset purchase from Scio Diamond. Please revise to clarify how approval for that purchase occurred, such as through a vote by Scio Diamond’s stockholders, and when the transaction closed. If approval of that purchase was obtained by the solicitation of consents or proxies, as indicated by Scio Diamond’s prior filings, please provide your analysis as to whether the document used to solicit included all material information and any related risks to you if it did not.

Greenberg Traurig, LLP | Attorneys at Law

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U.S. Securities and Exchange Commission

December 23, 2021

Company Response: Pursuant to the Staff’s request, the Company has added additional disclosures to clarify how approval for the Scio asset acquisition occurred and when the transaction closed as well as an additional risk factor.

Prospectus Summary, page 1 (see disclosures on pages 1 and 53)

2.	Staff Comment: Please revise the disclosure in the summary to highlight your disclosure that appears on page 17 that the report of the independent registered public accounting firm contains an explanatory paragraph regarding your ability to continue as a going concern. Also, revise the summary to disclose your accumulated deficit.

Company Response: Pursuant to the Staff’s request, the Company has added additional disclosure in the Prospectus Summary and Business section regarding the report of the independent registered public accounting firm containing an explanatory paragraph regarding the Company’s ability to continue as a going concern and the Company’s accumulated deficit.

3.	Staff Comment: We note the last risk factor on page 35. With a view toward disclosure, please tell us whether you will be a controlled company under applicable exchange rules, and, if so, whether that status creates material risks.

Company Response: The Company respectfully advises the Staff that the Company does not anticipate that it will be a controlled company under applicable exchange rules following the closing of the offering. The Company anticipates that Mr. Grdina will hold less than 50% of the outstanding capital stock of the Company at that time.

Our Industry and Competition, page 2 (see disclosures on pages 1 and 53)

4.	Staff Comment: Please revise to explain why Scio was unable to commercialize the technology despite its expenditures. Please also disclose what you have accomplished to date and each step you must take to reach commercialization of your technology to address the billion dollar market mentioned in this section and elsewhere in your document. Also, disclose any material hurdles before you are able to address the market. If such information is appropriate for your prospectus summary, carefully consider the information that is the most significant, and briefly highlight that information in the summary and include more detailed disclosure elsewhere in your prospectus.

Company Response: Pursuant to the Staff’s request, the Company has added additional disclosure in the Prospectus Summary and Business sections to address such matters.

Our Chairman of the Board, President, and Chief Executive Officer, page 18 (see disclosures on pages 18 and 35)

5.	Staff Comment: Please clarify how much time Mr. Grdina will devote to your affairs and how his participation with other entities could create a conflict of interest.

Greenberg Traurig, LLP | Attorneys at Law

2375 East Camelback Road | Suite 800 | Phoenix, Arizona 85016 | T +1 602.445.8000 | F +1 602.445.8100

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U.S. Securities and Exchange Commission

December 23, 2021

Company Response: Pursuant to the Staff’s request, the Company has added additional disclosure under risk factors regarding the time that Mr. Grdina has committed to devote to the Company’s business and how his participation with other entities could create a conflict of interest.

We may incur impairment charges related to the fair value of our assets, page 24 (see disclosures on page 24)

6.	Staff Comment: Please expand the disclosure in this risk factor to state the percentage of goodwill and other intangible assets compared to your total assets.

Company Response: Pursuant to the Staff’s request, the Company has added additional disclosure to the risk factor to state the percentage of goodwill and other intangible assets compared to its total assets.

The provision of our amended and restated articles of incorporation, page 37 (see disclosures on pages 37 and 82)

7.	Staff Comment: We note your disclosure here and page 82 regarding the exclusive forum provision. Please disclose clearly here and on page 82 whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Company Response: Pursuant to the Staff’s request, the Company has added additional disclosure to inform investors that the Nevada exclusive forum provisions of the Company’s amended and restated articles of incorporation are not intended to limit the forums available to the Company’s stockholders for actions asserting claims arising under the Securities Act or the Exchange Act.

Use of Proceeds, page 40 (see disclosures on page 40)

8.	Staff Comment: Please clarify in this section the extent to which proceeds will be used for payments to officers and directors. We note for example your disclosure regarding salaries in footnote (4) on page 71 and amounts owed to related parties mentioned on page F-16. Quantify the amounts of each individual payment that will be made. Also revise to more specifically describe each of the intended uses listed here, such as the planned expansion of operations.

Company Response: Pursuant to the Staff’s request, the Company has revised its disclosure to clarify the extent to which proceeds will be used for payments to officers and directors, quantify the amounts of each individual payment that will be made, and more specifically describe each of the intended uses listed.

Greenberg Traurig, LLP | Attorneys at Law

2375 East Camelback Road | Suite 800 | Phoenix, Arizona 85016 | T +1 602.445.8000 | F +1 602.445.8100

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U.S. Securities and Exchange Commission

December 23, 2021

Our Technology, page 56 (see disclosures on page 57)

9.	Staff Comment: With a view toward balanced disclosure as to what your technology has shown in testing, tell us whether your testing has revealed any material disadvantages.

Company Response: Pursuant to the Staff’s request, the Company has added additional disclosure under Our Technology to provide information regarding testing results.

Patents, page 60 (see disclosures on page 60)

10.	Staff Comment: Please disclose the duration of your material patents. Also revise to explain clearly what intellectual property claims are covered by the patents.

Company Response: Pursuant to the Staff’s request, the Company has disclosed the duration of its material patents and has revised its disclosure to describe the intellectual property claims covered by the patents.

Management, page 65 (see disclosures on pages 18, 65, and 66)

11.	Staff Comment: Please clarify what you mean by your disclosure that the identified entities are "publicly traded" companies. In this regard, we note that some of the identified companies filed Forms 15 and that the Exchange Act registration of another identified company has been revoked. Also, balance your disclosure with information regarding any material delinquent filings of the identified companies, and include any appropriate risk factor.

Company Response: Pursuant to the Staff’s request, the Company has revised its disclosures in the Management section and added additional disclosures in the risk factors.

12.	Staff Comment: Please tell us how you have determined that the disclosure of your officers' business experience is accurate. For example, we note your disclosure that Mr. Staehr served as CFO for Mix 1 Life Inc. from 2016 to 2019. However, it appears from the Form 15 filed by Mix 1 Life on August 6, 2018 that he was also the CEO of Mix 1 Life. As another example, we note your disclosure that Mr. Staehr was a co-founder and CFO of Western Capital Resources, Inc. from 2008 to 2014. However, it also appears that in 2013 Mr. Staehr was appointed as the sole officer and director of Monarchy Resources and resigned as the sole officer and director of Monarchy.

Company Response: The Company has asked its officers and directors to certify as to their past experience and biographical information in a questionnaire and has revised its disclosures in the Management section accordingly.

Executive Compensation, page 71 (see disclosures on page 71)

13.	Staff Comment: Please reconcile the disclosure in the table on page 71 regarding the salary of Mr. Grdina for the fiscal year ended September 30, 2021 with the disclosure on page 72 about his salary. Also tell us where the table includes the housing allowances referenced in your disclosure regarding employment agreements.

Company Response: Pursuant to the Staff’s request, the Company has updated Mr. Grdina’s salary in the Fiscal 2021 Summary Compensation Table to correspond with the disclosure of his employment agreement, as amended. Mr. Grdina’s aggregate salary of $1,025,000 for fiscal 2021 is comprised of (i) the up-front amount of $750,000, (ii) three months of base salary at the 2020 rate ($87,500), and (iii) nine months of base salary at the 2021 rate ($187,500).

Greenberg Traurig, LLP | Attorneys at Law

2375 East Camelback Road | Suite 800 | Phoenix, Arizona 85016 | T +1 602.445.8000 | F +1 602.445.8100

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U.S. Securities and Exchange Commission

December 23, 2021

In addition, the Company respectfully advises the staff that the All Other Compensation table does not include the housing allowances referenced in the disclosure regarding employment agreements as no such amounts have been paid to Messrs. Grdina and Staehr as such accommodations have not been necessary. The Company has added additional disclosure to the employment agreement summaries to clarify.

Outstanding Equity Awards, page 72 (see disclosures on page 72)

14.	Staff Comment: Please reconcile your disclosure here with the terms of the employment agreements and the table on page 71.

Company Response: Pursuant to the Staff’s request, the Company has added additional disclosure to reconcile the terms of the employment agreement with the disclosure under Outstanding Equity Awards at Fiscal Year-End 2021.

Certain Relationships and Related Party Transactions, page 77 (see disclosures on page 77)

15.	Staff Comment: Please revise to provide the disclosures required by Item 404(d) of Regulation S-K for the full period of time specified in that item and the related instructions. Ensure your revisions include all required transactions, including those currently mentioned in the notes to your financial statements.

Company Response: Pursuant to the Staff’s request, the Company has added additional disclosures required by Item 404(d).

Report of Independent Registered Public Accounting Firm, page F-2 (see disclosures on page F-2)

16.	Staff Comment: Please provide a revised audit report that is signed by your auditors. See Rule 2-02(a) of Regulation S-X.

Company Response: Pursuant to the Staff’s request, the Company has provided a revised audit report that is signed by the auditors.

Recent Sales of Unregistered Securities, page II-2 (see disclosures on page II-2)

17.	Staff Comment: Please expand your disclosure in this section to more completely address the requirements of Item 701 of Regulation S-K, including disclosure on page II-2 of the identity of the "several advisors" to whom the securities were sold during fiscal 2019 and during fiscal 2020 disclosure of the date of sale.

Company Response: Pursuant to the Staff’s request, the Company has expanded its disclosure.

Exhibits and Financial Statement Schedules, page II-4 (see disclosures on page II-4)

18.	Staff Comment: Please file as exhibits the lease agreements and consulting agreement mentioned on pages 63 and F-15, respectively.

Greenberg Traurig, LLP | Attorneys at Law

2375 East Camelback Road | Suite 800 | Phoenix, Arizona 85016 | T +1 602.445.8000 | F +1 602.445.8100

www.gtlaw.com

U.S. Securities and Exchange Commission

December 23, 2021

Company Response: Pursuant to the Staff’s request, the company will file as exhibits the lease agreements and consulting agreement.

* * * * *

Please note that the Company has included certain changes reflected in Amendment No. 1 other than those in response to the Staff’s comments.

Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (602) 445-8349 or Raymond A. Lee of our office at (949) 732-6510.

Very truly yours,

/s/ Katherine A. Beck

Katherine A. Beck

Shareholder

cc:	John G. Grdina, Adamas One Corp.

Raymond A. Lee, Greenberg Traurig, LLP

John A. Shumate, Greenberg Traurig, LLP

Greenberg Traurig, LLP | Attorneys at Law

2375 East Camelback Road | Suite 800 | Phoenix, Arizona 85016 | T +1 602.445.8000 | F +1 602.445.8100

www.gtlaw.com